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Legacy Pie Co.

Bakery

300 E Alameda
Denver, CO 80212
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Legacy Pie Co. previously received $124,000 of investment through Mainvest.
Investment Opportunity
Data Room
Updates 3
Discussion
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Early Investor Bonus: The investment multiple is increased to 1.7× for the next $15,000 invested.
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THE PITCH
Legacy Pie Co. is seeking investment to open our second location.
The Fourth-Generation Family-Owned Legacy Pie Co. invites you to be community partners in our second Denver location.

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OUR STORY

Our pioneering pie shop began with one family and one perfect cherry pie almost 100 years ago. We are so grateful to the Colorado community for the love and support we've received over the past four generations. Now we invite you to be part of the legacy by investing in our second shop located in the Wash Park neighborhood of Denver! After nearly three years of business in Denver, we are excited to pie-oneer the future with you!

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1929
Incorporated

DO SIMPLE WELL Great Grandma Katherine opens a roadside stand and quickly builds a reputation for her pies known for their flakey crust with homemade, honest ingredients.

1960

FIND YOUR JOY, SHARE IT Second-generation Lehnert's move west and continue the tradition of pie and cider as the Colorado Cherry Company, in Loveland Co.

2000

HEARTS TO SERVE The third-generation opens shops in Lyons and Estes Park, Co. persevering through bear break-ins, fires, and floods all while adding more pies to the menu and serving their communities.

2020
Opened

PEOPLE FIRST Fourth-generation Lehnert's introduce the next chapter of the family business and Legacy Pie Co. is born with a mission to bring out the good in all of us through exceptional pies and warm hospitality.

2024

The story continues as Legacy Pie Co opens their second shop in Denver!

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JOIN WITH US AND ENJOY LEGACY REWARDS!

Join the community of pie lovers by becoming a community partner. Get special perks with our loyalty app, free swag, and an exclusive invite to our pre grand opening celebration! Along with a great return on your investment, more perks include:

Purchase products with VIP pricing
Vote on the newest pie flavors
Pre-order discount on your pies during peak periods
Votes on our charitable giving initiatives
And so much more!
TO BRING OUT THE GOOD IN ALL OF US THROUGH EXCEPTIONAL PIES AND WARM HOSPITALITY

Bringing pie to the Wash Park neighborhood of Denver!

Small shop focused on a grab and go experience
Hot n ready and Take n Bake pies available, baked fresh every day!
Made from scratch with honest, simple ingredients
OWN YOUR PIECE OF THE PIE
PRESS
From Colorado Cherry Co. to Legacy Pie, four-generation business evolves to next level

A family business that started with a roadside pie and cider stand in southeastern Wisconsin and grew into a well-known northern Colorado attraction is evolving again. The fourth generation is lead...

Best Pie Shops in America: Where to Find Good Homemade Pies - Thrillist

Why save pie for dessert when it could be the whole meal?

"We're trying to convince people pie can be an everyday thing and can be an every meal thing," Elias Lehnert, whose favorite savory pie is the bison bacon mushroom stout, said.

Since 1929, this Colorado family has perfected the cherry pie | Craving Colorado

LYONS ● A sweet smell drifts through the sweetest memories of Anthony Lehnert. He's transported to an old home in the Wisconsin countryside, a converted school house where there always

A guide to Colorado's fruit season — from peaches to apples, melons and berries

"Strawberries and raspberries grow really well here; the bright sunshine and the cool nights really contribute to their amazing flavor."

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This is a preview. It will become public when you start accepting investment.
OUR MISSION: BRING OUT THE GOOD IN ALL OF US THROUGH EXCEPTIONAL PIES AND WARM HOSPITALITY

We strive to leave a mark through altruism, encouragement and inspiration. We believe the best things in life shouldn't be saved just for the holidays or every once in a while. What began as one family, and one perfect cherry pie has become a 100-year mission to master and re-master amazing recipes with every generation that goes by. We are PIEoneers – always looking for new and better ways to help our guests make the most of every moment with our values at the forefront.

Hearts to Serve
Do Simple Well
People First
Take Care of Our Home
Find Your Joy and Share It
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THE PROBLEM: TODAY'S PIE SHOPS ARE NOT KEEPING UP WITH CUSTOMER NEEDS

Cold and stale pies
Mediocre ingredients
Poor customer service
Wasteful processes

Same old flavors

Same old products

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THE SOLUTION: WE ARE REINVENTING THE AMERICAN PIE SHOP

Hot and fresh pies: Our pies are baked fresh and served hot from the oven or flash-frozen so our guests can replicate fresh-baked at home

Honest ingredients: Our handcrafted pies are made from scratch with high-quality, natural ingredients from the beautiful, all-butter crust to the local fruits and vegetables, clean meats, cheeses and eggs

People-first hospitality: Our bakers embody a Pie-oneering spirit with optimism, enthusiasm and adventure to help you find your favorites

Sustainable solutions: We prioritize recyclable packaging, in store composting, and local sourcing to reduce our"carbon pie print"

Traditional and new flavors: Our pies have been perfected since 1929 and we're just getting started, baking out of bounds to bring you family recipes alongside new sizes and flavors

THE TEAM

Elias Lehnert

Owner, Co Founder

Rachel Lehnert

Owner, Co Founder

Order Online

Updates

Investor Exclusive

JULY 19TH, 2023

Successful Q2!

Hey Everyone!

Our first repayment has been submitting and should be in your bank account very soon!

We are thrilled with the remodel and how the shop is operating. The neighborhood is responding well to our new shop and our team is loving the extra production capacity. Along with a return on your investment, we wanted to share some perks that you can take advantage of. We're really hoping to harness the engagement of this community to help improve our shop and create more memorable experiences for you!

We are giving all of our Community Partners (you!) the opportunity to put all OR some of their return back into the shop through purchasing a gift card and getting 20% back. This means that you can get more pie for your buck!

All you have to do to take advantage of this perk is purchase a gift card for $25, $50, $75, or $100 and you will receive 20% back to spend at Legacy (eg. a $50 card will get you $10 back into your account). Gift cards can be used in-store or online!

You must checkout while logged into your Legacy account and the gift card must be one of these set amounts: $25, $50, $75, or $100. Mainvest also has a link from your profile that can take you directly to our online gift cards!

Another perk is our Tiered Loyalty Offers exclusive to Community Partners! You can redeem special offers with your points:

25 Points = Small coffee beverage

50 Points = Mini Sweet Pie

100 Points = Full Size Pie

200 Points = Tee Shirt

We will also be offering exclusive points when you give us feedback through surveys, refer catering orders, or recommend people to work at the pie shop!

There is a lot more to come, we're so thankful you are joining us on this journey!

JANUARY 10TH, 2023

Let the Remodel Begin!

We hope everyone is having a great start to the new year! Our holidays were incredibly busy and we set more records throughout November and December. We were also featured in an article through the Denver Post that you can read here.

The remodel has officially started, and we're pleased with the progress. Walls are down, equipment has been ordered, and we have set up a pie selling station at the front of the shop where we can engage with customers through our large sliding window.

Construction is slotted to take 10-12 weeks; the shorter the better no doubt. We have rented a small kitchen where we can continue to produce products to sell, keeping our staff on payroll.

We have about 10 days left in the campaign and are so pleased with how it has gone thus far. We are hoping the next 10 days brings in more investors as we wrap things up!

Thanks everyone for your support!

NOVEMBER 18TH, 2022
It's Pie Season!

So thankful for each investment and investor! We appreciate everyones contribution -- it is so affirming to Rachel and myself to know that folks believe in what we're doing.

We expect to sell 4,000 pies over the next 5 days. Next year we think we'll be able to produce close to 6,000 pies over 5 days with this expansion. Really exciting!

We hope everyone has a restful thanksgiving. We have so much gratitude this time of year; for our community, for our families, for our team. Thank you!

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Equipment and Buildout $18,000
Operating Capital $9,975
Mainvest Compensation $2,025
Total $30,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $2,050,000 $2,425,000 $2,625,000 $2,756,248 $2,838,934
Cost of Goods Sold $568,400 $696,600 $770,900 $799,254 $823,021
Gross Profit $1,481,600 $1,728,400 $1,854,100 $1,956,994 $2,015,913

EXPENSES

Labor Costs $641,000 $623,750 $600,750 $510,528 $510,528
Fixed Expenses $219,610 $229,888 $237,482 $241,974 $245,085
Variable Expenses $143,820 $183,770 $209,737 $209,737 $209,737
Operating Profit $477,170 $690,992 $806,131 $994,755 $1,050,563
This information is provided by Legacy Pie Co.. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Offering Memorandum
Investor Agreement
Reviewed Financials - Legacy Pie Co..pdf
Investment Round Status

$30,000

TARGET

$200,000

MAXIMUM

This investment round closes on November 24th, 2023. 0 people have invested so far.

Summary of Terms
Legal Business Name Legacy Pie Co., LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $15,000 invested

1.7×

Investment Multiple 1.5×

Business's Revenue Share 0.7%-4.7%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date December 31st, 2029

Financial Condition

Historical milestones

Legacy Pie Co has been operating in Denver since March, 2021 and has since achieved the following milestones:

Opened first location in Denver, Co

Achieved revenue of $937,000 in year 1, and sales of $1,250,000 in year two.

Had Cost of Goods Sold (COGS) of $238,000 which represented gross profit margin of 70% in year 1. COGS has been $197,000 this current year, which implies gross profit margin of 75%.

Sales are up 25% in year 2, and by adding our second location, sales will increase by 75%

Historical financial performance is not necessarily predictive of future performance.

Forecasted milestones

Legacy Pie Co forecasts the following milestones:

Begin construction of second location Mid October, 2023

Finish construction by end of December 2023

Grand Open in January/February 2024

Achieve $800,00 revenue per year in 2024 for shop 2.

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Legacy Pie Co. to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Legacy Pie Co. operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Legacy Pie Co. competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Legacy Pie Co.'s core business or the inability to compete successfully against the with other competitors could negatively affect Legacy Pie Co.'s financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Legacy Pie Co.'s management or vote on and/or influence any managerial decisions regarding Legacy Pie Co.. Furthermore, if the founders or other key personnel of Legacy Pie Co. were to leave Legacy Pie Co. or become unable to work, Legacy Pie Co. (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Legacy Pie Co. and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Legacy Pie Co. is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Legacy Pie Co. might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Legacy Pie Co. is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Legacy Pie Co.

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Legacy Pie Co.'s financial performance or ability to continue to operate. In the event Legacy Pie Co. ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Legacy Pie Co. nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Legacy Pie Co. will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Legacy Pie Co. is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Legacy Pie Co. will carry some insurance, Legacy Pie Co. may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Legacy Pie Co. could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Legacy Pie Co.'s financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Legacy Pie Co.'s management will coincide: you both want Legacy Pie Co. to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Legacy Pie Co. to act conservative to make sure they are best equipped to repay the Note obligations, while Legacy Pie Co. might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Legacy Pie Co. needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Legacy Pie Co. or management), which is responsible for monitoring Legacy Pie Co.'s compliance with the law. Legacy Pie Co. will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Legacy Pie Co. is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Legacy Pie Co. fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Legacy Pie Co., and the revenue of Legacy Pie Co. can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Legacy Pie Co. to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Legacy Pie Co.. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.

This is a preview. It will become public when you start accepting investment.
Investor Discussion

This discussion is exclusively available to the business owners and investors.

I'd love for this business to...
My favorite part about this is...
Please tell me more about...
Elias L. Golden, CO 3 months ago Legacy Pie Co. Entrepreneur

Hey everyone! Wanted to share that we will be submitting the first repayment by the end of this week. We are finishing up some details on our loyalty program (with special perks for investors) and are very close to having it ready. Excited to share more with you! Thank you for journeying with us

Reply
Mark B. Vail, AZ 3 months ago

Looking for an update. Q2 has ended and your status shows that your revenue report hasn't been submitted. How is the business doing? What were the Q2 revenues? When can we-your-investors expect your quarterly payment?

Reply
Elias L. Golden, CO 3 months ago Legacy Pie Co. Entrepreneur

Thanks for reaching out! Being our first repayment, we are making sure all our investor perks align before we submit the first payment! We have until the end of the month to submit the first payment but plan on submitting end of this week!

Reply
JaimiAnn H. 8 months ago

Just missed the window to invest. Thought we had until the end of the campaign. Please let us know if you open it up again. We would love to support you. :) So proud of you!

Judith H. Denver, CO 9 months ago

I hope you start accepting investments again. We just missed the window!

Barbara G. Denver, CO 9 months ago

Happy to support you and especially happy that you are choosing to stay in the 'hood and in the family.

Tomiko T. Highlands Ranch, CO 9 months ago

I've known and appreciated the Colorado Cherry Pie from my days of driving to Loveland. It is exciting that the next generation wishes to grow and expand their prideful and delicious products.

Madison B. Denver, CO 9 months ago

I am happy they are in my neighborhood and I am happy that they are thriving and growing

Elizabeth V. Denver, CO 9 months ago

I invested because I want to help support a wonderful local business...and because the pies and scones are phenomenal!

Dominique B. Sugar Land, TX 9 months ago

I invested because I love this business and would love to see them expand and franchise. I'd like to open a location in Texas.

Maile L. Denver, CO 9 months ago

I absolutely love their pies, lattes, and other goodies. I'm already spending here monthly (let's be honest sometimes it's more like weekly) and am so excited to support Legacy Pie Co. and become more a part of the community!

Maddison F. Denver, CO 9 months ago

I invested because the pies are amazing, the business is community-focused, people-first, and creatively evolving and continuously improving.

Michael Q. Denver, CO 9 months ago

I made an investment because I was treated nicely when I visited your Denver location

Amanda P. Denver, CO 9 months ago

Colorado is lacking in the pie department! Enabling Legacy Pie Co to expand will enhance the market for special events, holidays, and delicious treats in Denver.

Jammie M. Bailey, CO 9 months ago

I invested because I love this shop. I used to live nearby, and I don't anymore, but I'll make the drive down the mountain to support this business now that I'm invested! :D

Kevin J. 9 months ago

Hey Elias Will the rewards be able to be used at your Estes Park store off of Hwy 36 and the store off of Hwy 34? We visit the store on Hwy 36 quite frequently and have rewards points established at that location. Thank You! Kevin

Ryan W. Denver, CO 9 months ago

I invested because their pies are simply amazing and they're great company to have in the neighborhood

Tara D. Denver, CO 9 months ago

I invested because I LOVE your food, as well as your friendly environment. I work on Tennyson Street and want to help your business thrive.

Elias L. Golden, CO 9 months ago Legacy Pie Co. Entrepreneur

Thank you Tara!

John H. O Brien, FL 9 months ago

This investment looks like it may be a good deal, but the lack of communication under the update section has really made me hesitant to invest. Good luck to you.

Elias L. Golden, CO 9 months ago Legacy Pie Co. Entrepreneur

Hey John! Appreciate the feedback. Just posted an update, actually. Hope you still consider joining us!

Rich S. Mountain Home, ID 9 months ago

I invested because it looked fun....and who doesn't like pie!!!

Seth R. Framingham, MA 9 months ago

Excited to invest in a growing business! I'll definitely stop by for pie when I'm in Denver again.

Melody K. Golden, CO 9 months ago

I invested because we believe in this family and amazing business

Scott C. Denver, CO 9 months ago

Supporting a local business like this is important to me. Their pies are amazing!

Harmonie J. Denver, CO 9 months ago

I invested because my family loves this place! It's our go-to spot for breakfast, and the first place we went to get out of the house after having our first baby ☺

Lee M. Denver, CO 9 months ago

Good pie

Nicole A. Denver, CO 10 months ago

Amazingly delicious pies. So excited to support this local company with their growth!

Aaron M. Denver, CO 10 months ago

I own Miya Salon across the street from this adorable pie shop and I am happy to support our local small business community. Especially since their sweet & savory pies, coffee, treats, etc are all amazing! Their shop is a go-to spot for our team and they quickly became an awesome member of our community.

Reean W. Denver, CO 10 months ago

I supported this to help a small business. This company is a Colorado staple that's going to continue to do amazing things.

Jillian M. Westminster, CO 10 months ago

I invested because I love pie... And the family seeking investment

James P. Columbia, MO 10 months ago

I invested because great customer reviews on google

Ronnie S. Denver, CO 10 months ago

I supported this to support the best pie-makers anywhere! We used to drive from Denver to Estes Park just so we could pick up pies on the way home. Now, they're right here in town!

Keven J. Cincinnati, OH 10 months ago

We visited a small shop along the side of the road in the mountains on our way to Estes Park. Really to get a drink, use the bathroom and take a break. We did not get a pie but I did purchase some Mango Salsa, some jars of jelly and jam. I loved the salsa. So much so that I called the number on the jar to order more. I was informed by the lady that answered the phone that Colorado Cherry Co. does not ship salsa, only pies. I hope my small but supportive investment will help incentivize shipping all offered products, not just pies.

Desirae M. Fort Collins, CO 10 months ago

I invested because I love their pies and I love the idea of supporting a local family-owned business and helping them achieve their dreams.

Matt K. Denver, CO 10 months ago

These pies bring so much joy to the community! For me personally, the Tennyson shop has strengthened friendships as it lent an easy excuse for us to get together for Pie and Game nights, blossomed romance as a great after dinner stop when I wanted the night to go on a little longer, and has renewed my motivation in the gym so I can continue to eat this amazing pie! Thank you for bringing happiness to this community - happy to support you!!

Andrea S. Centennial, CO 10 months ago

These people make the best cherry pies I've ever had. Also, their chicken pies are wonderful and I just bought their pumpkin for Thanksgiving and it was wonderful.

Russell A. Edgewater, CO 10 months ago

Best Gluten Free pie crust on the planet Earth

Rexene A. Arvada, CO 10 months ago

I supported this to help this company grown and prosper, they have the best cherry pie that you can purchase.

Lisa P. Denver, CO 10 months ago

You guys make fantastic pies, and pie brings me joy! I love being able to walk up the street and have a slice of pie or bring home a pie for a special treat for my family. Looking forward to watching you grow!

James T. Denver, CO 10 months ago

Ummmmmmmmmmmmm Pie 🥧 😋 ....

Glenn/Cheryl W. Westminster, CO 10 months ago

Been visiting Estes Park location for 20 years. Many times we drive from Denver just to have lunch, piece of pie and get a jar of jelly and pickles

Patti S. Denver, CO 10 months ago

I invested because I was one of your early customers when you first opened your window (because the pandemic delayed your remodel). I was so hoping you would make it past that year; and you have! Love your pies/food and what you contribute to our neighborhood!

Lynn and Rick H. Denver, CO 10 months ago

I supported this to support small neighborhood businesses.

Scott B. San Francisco, CA 10 months ago

Proud to support my local Pie Shop and two of the best, hardest-working people I know!

Mark B. Vail, AZ 10 months ago

I love pie! Reviewing your website, company background and investment information made my mouthwater. Here's a hearty raised fork to you and your company's success!

LON I. Cheshire, CT 11 months ago

Questions-- you have cash so that is good. What is the $84K of other income and why $80k spent on Lab testing--thats a lot of money for a small buisness

Elias L. Golden, CO 10 months ago Legacy Pie Co. Entrepreneur

Hey Lon, thanks for the question. We use the R&D line for product development, some new equipment, and our entire rebrand. We went through a really rigorous brand architecture process. The ' other income' was our leasehold improvements, initially used to prepare the space and kitchen to open for business.

Drew M. Westminster, CO 11 months ago

Easiest investment we've ever made. These are the best people around. Excited for Legacy Pie!

Lynn and Rick H. Denver, CO 11 months ago

I invested because this is a great company with great products

Norma June E. Henderson, NV 11 months ago

They make the best pies ever!

Jennifer E. Traverse City, MI 11 months ago

I invested because I like the idea of the pie company being multi-generational.

Assam A. Denver, CO 11 months ago

I invested because I love their product and I want to support small family run businesses.

Gail H. Seattle, WA 11 months ago

I invested because I love these people and their mission.

Schuyler V. Lafayette, CO 11 months ago

So excited!

Alexandra T. Denver, CO 11 months ago

Couldn't be happier to be on this journey with y'all. Team Hopkins is behind you 100%!!!!!

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